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Section
MAR 01 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46802

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham	AL	35223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rayburn E. Tennent, Jr. 205-268-5559
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

569 Brookwood Village, Ste.851	Birmingham	AL	35209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Rayburn E. Tennent, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Distributors, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MY COMMISSION EXPIRES JULY 8, 2018

LISA G. WOODALL NOTARY PUBLIC ALABAMA STATE AT LARGE

Signature

Financial and Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index
December 31, 2017

Page(s)

pwc

To the Board of Directors and Stockholder of
Investment Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Distributors, Inc. ("the Company"), a wholly owned subsidiary of Protective Life Corporation, as of December 31, 2017, and the related statements of comprehensive income, changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the

PricewaterhouseCoopers LLP, 569 Brookwood Village, Suite 851, Birmingham, AL 35209
T: (205) 414-4000, F: (205) 414-4001, www.pwc.com/us

pwc

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Birmingham, AL
February 27, 2018

We have served as the Company's auditor since 1996.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 7,069,328
Commissions receivable	3,702,263
State income tax receivable	150,962
Receivable from agents	213,832
Other receivables	701,592
Total assets	$ 11,837,977
Liabilities and Stockholder's Equity	
Liabilities	
Commissions payable	$ 3,702,263
Due to affiliates	1,803,497
Federal income tax payable	57,648
Total liabilities	5,563,408
Stockholder's equity	
Common stock, $1.00 par value; 25,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	1,249,000
Retained earnings	5,024,569
Total stockholder's equity	6,274,569
Total liabilities and stockholder's equity	$ 11,837,977

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Comprehensive Income
December 31, 2017

Revenues	
Commissions	$ 91,595,749
Interest income	9,284
Total revenues	91,605,033
Expenses	
Commissions	86,394,270
Other expenses	512,870
Total expenses	86,907,140
Income before provision for income tax expense	4,697,893
Provision for income tax expense	1,751,714
Net income	$ 2,946,179
Other comprehensive income	-
Total comprehensive income	$ 2,946,179

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
December 31, 2017

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2017	1,000	$ 1,000	$1,249,000	$4,078,390	$ 5,328,390
Net income				2,946,179	2,946,179
Dividends paid				(2,000,000)	(2,000,000)
Balance at December 31, 2017	1,000	$ 1,000	$1,249,000	$5,024,569	$ 6,274,569

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 2,946,179
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Commissions receivable	6,822
State income tax receivable	15,111
Other receivables	1,384
Commissions payable	(6,822)
Due to affiliates	1,440,992
Other payables	(452,823)
Net cash provided by operating activities	3,950,843
Cash flows from financing activities	
Cash dividends paid	(2,000,000)
Net cash used by financing activities	(2,000,000)
Net increase in cash and cash equivalents	1,950,843
Cash and cash equivalents	
Beginning of year	5,118,485
End of year	$ 7,069,328
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ 2,189,325

The accompanying notes are an integral part of these financial statements.

1. General

On August 18, 1993, Investment Distributors, Inc. (the "Company") was incorporated under the laws of the State of Tennessee. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Protective Life Corporation ("PLC"). On February 1, 2015, PLC became a wholly owned subsidiary of The Dai-ichi Life Insurance Company, Limited, a *kabushiki kaisha* under the laws of Japan. The Company serves as a best efforts underwriter for registered products issued by Protective Life Insurance Company (a wholly owned subsidiary of PLC) ("PLICO"), Protective Life and Annuity Insurance Company (a subsidiary of PLICO) ("PLAIC") and MONY Life Insurance Company (a subsidiary of PLICO) ("MONY"), all of which are considered related parties, and Zurich American Life Insurance Company ("ZALICO"). These products include variable annuities issued by PLICO, PLAIC, MONY, and ZALICO, modified guaranteed annuities issued by PLICO and PLAIC and variable universal life products issued by PLICO, MONY, and ZALICO.

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include interest-bearing demand deposit accounts and are considered highly liquid instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the Accounting Standards Codification ("ASC") Fair Value Measurement and Disclosure Topic) as of December 31, 2017, due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the requirements of the ASC Fair Value Measurement and Disclosure Topic.

Interest Income
Interest income is primarily generated through interest earned on an interest-bearing demand deposit account and was accounted for on the accrual method.

Recognition of Commissions Revenue and Expense
Commission revenue and expense is recognized when the underlying insurance contracts have been issued and is based on the terms as stated in the underlying contracts. The Company recognizes 12b-1 fees, marketing fees and distribution fees from mutual funds, when earned. The Company recognized $5.2 million of 12b-1 fees in 2017.

Other Receivables
Other receivables are comprised primarily of advances to the Company's representatives and accrued commissions receivable, including 12b-1 fees.

Income Taxes
The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC and its subsidiaries. The Company utilizes the asset and liability method in

accordance with the ASC Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent that it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis, and the tax benefit is reflected in future periods when the Company generates taxable income. Income tax expense payable is recorded in the due to/from affiliates account and is settled periodically.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Tax Reform Act"). The legislation significantly changes U.S. tax law by, among other things, lowering the corporate income tax rate. The Tax Reform Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018. Also on December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. The Company does not believe that any provisional tax impacts related to the Tax Reform Act are required in its financial statements for the year ended December 31, 2017. Due to, among other things, additional regulatory guidance that may be issued, additional analysis, and resulting changes in interpretations and assumptions the Company has made, amounts may be recognized in a future reporting period. Any adjustments to these provisional amounts will be reported as a component of income tax expense (benefit) in the reporting period in which any such adjustments are determined. The accounting is expected to be complete by December 31, 2018.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although the account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these financial institutions and determined the risk of material financial loss due to exposure from credit risk to be remote.

3. Accounting Pronouncements to be Adopted

ASU No. 2014-09 – Revenue from Contracts with Customers (Topic 606). This Update provides for significant revisions to the recognition of revenue from contracts with customers across various industries. Under the new guidance, entities are required to apply a prescribed 5-step process to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Update is effective for annual and interim periods beginning after December 15, 2016. The Amendments in this Update are applicable to the Company's Commissions revenues, and will be adopted using the modified retrospective approach as of January 1, 2018.
The Company does not anticipate a financial impact as a result of its adoption of the amendments in the Update.

4. Related Parties

As principal underwriter of the registered life and annuity products of affiliated life insurance companies, the Company enters into selling agreements with multiple broker-dealers on a best efforts basis. Each selling firm is paid commissions on products sold and the affiliated life insurance company reimburses the Company for these commissions. PLICO coordinates, expedites, and disburses these commissions on behalf of the Company and provides corporate

accounting services, general ledger services, and staffing and administrative services to carry out the duties and functions of the Company.

In accordance with an administrative services agreement, the Company receives management and administrative services from PLICO, including allocations for various overhead costs. The Company recognized $0.2 million of related expenses in 2017 under this agreement, which are included in "Other expenses".

Amounts due to/from affiliates, as disclosed on the Statement of Financial Condition (along with the related revenue and expense items presented on the Statement of Comprehensive Income), arise from these transactions as well as income taxes payable under the tax allocation agreement with PLC.

The Company earned all of its commissions from affiliated life insurance companies, excluding $5.1 million of commissions from ZALICO and $5.2 million of 12b-1 fees, during the year ended December 31, 2017.

5. Income Taxes

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Tax Reform Act"). The legislation significantly changes U.S. tax law by, among other things, lowering the corporate income tax rate. The Tax Reform Act permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018. Also on December 22, 2017, the SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address the application of U.S. GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Tax Reform Act. The Company does not believe that any provisional tax impacts related to the Tax Reform Act are required in its financial statements for the year ended December 31, 2017.

There were no temporary differences at December 31, 2017, and therefore, no resulting deferred tax assets or liabilities were recorded by the Company as of that date.

The income tax expense for the year ended December 31, 2017 was as follows:

Federal	
Current	$ 1,586,503
State	
Current	165,211
	$ 1,751,714

The actual income tax expense for 2017 differed from the expected tax expense due to state taxes as displayed below. Expected tax expense was computed by multiplying the U.S. federal income tax rate of 35% to income before income tax expense.

Computed expected tax expense	1,644,263
Differences between expected and actual tax	
State tax, net of federal benefit	107,386
Non-deductible expenses	65
Total actual tax expense	1,751,714

Included in the "Other payables" on the accompanying financial statements is the Company's current federal income taxes payable of $57,648 at December 31, 2017. The state income tax receivable of $150,962 represents certain tax payments that occurred in prior periods that were in excess of the Company's tax liability. The Company has elected not to receive a refund, but to apply these amounts toward future tax liabilities.

As of December 31, 2017, the Company evaluated the need for the recognition of uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined that none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense, if applicable.

In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2014.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had computed net capital of $5.2 million, which was $4.8 million in excess of its minimum required net capital of $0.4 million. The Company's computed ratio of aggregate indebtedness to net capital at December 31, 2017 was 1.07 to 1. As of and for the year ended December 31, 2017, the Company claimed an exemption from Rule 15c3-3 under Paragraph (k)(1). Customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

7. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business, involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable, material, adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, may from time to time be involved in such matters. Although the outcome of any such matter cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

8. Subsequent Events

The Company has evaluated events subsequent to December 31, 2017, and through the financial statement issuance date of February 27, 2018. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

Investment Distributors, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2017

Schedule I

Net Capital	
Total stockholder's equity	$ 6,274,569
Deductions and/or charges	
Nonallowable receivables	(1,066,386)
Net capital	$ 5,208,183
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	$ 3,702,263
Due to affiliates	1,803,497
Federal income tax payable	57,648
Aggregate Indebtedness	$ 5,563,408
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $5,000	$ 370,895
Excess net capital (net capital, less net capital requirement)	$ 4,837,288
Ratio: Aggregate indebtedness to net capital	1.07 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2017 FOCUS Report.

Investment Distributors, Inc.

(a wholly owned subsidiary of Protective Life Corporation)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017 **Schedule II**

Exemption Under Section (k)(1) has been Claimed

The Company is not required to file the above schedule as it claims an exemption from the Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(1), as customer transactions are limited to those involving redeemable securities of registered insurance companies and interests in insurance company separate accounts.

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of Investment Distributors, Inc.

We have reviewed Investment Distributors, Inc.'s assertions, included in the accompanying Investment Distributors, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2017.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 27, 2018

PricewaterhouseCoopers LLP, 569 Brookwood Village, Suite 851, Birmingham, AL 35209
T: (205) 414 4000, F: (205) 414 4001, www.pwc.com/us

Investment Distributors, Inc.
2801 Highway 280 South
Birmingham, AL 35223
Phone: 205-268-5559

Investment Distributors, Inc.'s Exemption Report

Investment Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).
2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

I, Rayburn E. Tennent, Jr. swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Rayburn E. Tennent Jr. — 2/6/18
Signature — Date

Financial Operations Principal
Title

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
408

Investment Distributors, Inc.

(a wholly owned subsidiary of
Protective Life Corporation)
Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5
December 31, 2017